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04019862

SECUR ... MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 34642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/03___ AND ENDING___06/30/04___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___133-25 37th Avenue___
                    (No. and Street)

___Flushing___   ___New York___   ___11354___
   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

AUG 2 4 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Liu   (718)961-6600
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___O'Connor Davies Munns & Dobbins, LLP___
                (Name – if individual, state last, first, middle name)

___60 East 42nd Street___ ___New York___ ___New York___ ___10165-3698___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 2 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____John Liu_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Firstrade Securities, Inc._____ , as of _____June 30_____, 20 04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified In Nassau County
Commission Expires March 29, 20**27**

_____
Notary Public

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRSTRADE SECURITIES, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

JUNE 30, 2004

TABLE OF CONTENTS



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 5, 2004

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash and cash equivalents		$ 1,118,091
Certificates of deposit		235,718
Due from clearing broker		234,824
Accrued interest receivable		743
Furniture, equipment, and leasehold improvements		
Furniture and equipment	$ 612,572	
Software costs	1,380,874	
Leasehold improvements	371,168	
	2,364,614	
Less accumulated depreciation	2,005,219	359,395
Deposits - clearing broker		115,391
Intangible assets, net of accumulated amortization		81,343
Other assets		80,823
		$ 2,226,328

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses		$ 35,663
Accrued corporate taxes		34,356
Accrued payroll and profit sharing		150,456
Deferred income taxes		42,699
Total liabilities		263,174
Stockholders' equity		
Common stock - Authorized 32,000,000 shares,		
issued 18,450,000 shares, $.01 par value		184,500
Additional paid-in-capital		695,500
Retained earnings		1,083,154
Total stockholders' equity		1,963,154
		$ 2,226,328

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2004

Revenues		
Commission income		$ 4,652,804
Rental income		140,657
Interest and other income		22,090
		4,815,551
Expenses		
Salaries and payroll related expenses	$ 1,676,221	
Execution costs	846,657	
Research and statistical costs	411,419	
Regulatory fees and expenses	32,150	
Occupancy and equipment costs	700,602	
Communications costs	173,887	
Stationery, printing, postage and shipping	36,108	
Promotional costs	152,657	
Insurance expense	88,378	
Professional fees	39,273	
Bad debt expense	5,897	
Depreciation and amortization	326,895	
Other operating costs	185,176	4,675,320
Income before income tax expense		140,231
Income tax expense		
Current	125,876	
Deferred	(81,008)	44,868
Net income		$ 95,363

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2004

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance, beginning of year	18,450,000	$ 184,500	$ 695,500	$ 987,791	$ 1,867,791
Net income				95,363	95,363
Balance, end of year	18,450,000	$ 184,500	$ 695,500	$ 1,083,154	$ 1,963,154

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2004

Cash flows from operating activities	
Net income	$ 95,363
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation and amortization	326,895
Deferred income taxes	(81,008)
Change in operating assets and liabilities	
Due from clearing broker	174,691
Other assets	42,355
Accrued expenses	(124,042)
Accrued corporate taxes	(59,607)
Accrued payroll and profit sharing	113,539
Net cash provided by operating activities	488,186
Cash flows from investing activities	
Purchases of furniture, equipment, software and leasehold improvements	(105,075)
Investments in certificates of deposit, net	(2,456)
Net cash used by investing activities	(107,531)
Net increase in cash	380,655
Cash and cash equivalents, beginning of year	737,436
Cash and cash equivalents, end of year	$ 1,118,091

See accompanying notes to financial statements.

5

NOTES TO FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business Operations

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of three to seven years. The Company capitalizes consulting fees and payroll and payroll-related costs for employees incurred in the development of computer software once technological feasibility is attained. Such costs are depreciated over an estimated useful life of three years. Leasehold improvements are depreciated using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The sources of temporary differences are software development costs.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2004, advertising expense was $113,048.

1. Business and Summary of Significant Accounting Policies (Continued)

Intangibles

All intangibles are recorded at cost. Amortization is computed using the straight-line method over the 15-year life of the trademarks. Lease assignment costs are amortized using the straight-line method over the 10-year life of the lease.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company made no contributions for the year ended June 30, 2004.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $1,426,985, which was $1,376,985 in excess of its required net capital of $50,000. The Company's net capital ratio was .155 to 1.

3. Intangibles, Net of Accumulated Amortization

Intangible assets consist of the following:

	Cost	Accumulated Amortization
Lease assignment cost	$191,418	$116,012
Trademark	7,823	1,886
	$199,241	$117,898

4. **Stockholders' Equity**

As of June 30, 2004, the Company was authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued.

5. **Commitments**

The Company has leases for office space which expire on June 30, 2010. Office rent expense for the year ended June 30, 2004 was $292,375. The Company leases computer equipment under operating leases expiring in various years through 2006. Computer rent expense for the year ended June 30, 2004 was $340,969.

Future minimum rental payments at June 30, 2004, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended June 30,

2005	$ 390,954
2006	308,042
2007	315,315
2008	331,081
2009	347,635
Subsequent years	365,016
	$2,058,043

6. **Financial Instruments and Credit Risk Concentration**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears its transactions with a highly regarded clearing broker.

7. **Litigation and Arbitration**

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

FIRSTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2004

Net capital		$ 1,963,154
Deductions:		
Non-allowable assets		
Interest receivable	$ 743	
Furniture, equipment and leasehold improvements	350,622	
Deposit - clearing broker	16	
Intangible assets	81,343	
Other assets	65,030	497,754
Net capital before haircuts on security positions		1,465,400
Less:		
Haircuts on security positions - Page 11		38,415
Net capital		$ 1,426,985

Reconciliation with Company's Computation

Net capital as filed (unaudited)	$ 1,320,111
Increase in income from audit adjustments	99,909
Decrease in non-allowable assets from audit adjustments	(3)
Increase in haircuts on security positions from audit adjustments	6,968
Net capital per above	$ 1,426,985

See independent auditors' report.

FIRSTRADE SECURITIES, INC.

SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

JUNE 30, 2004

Securities Haircuts

Security Description	Market Value	Percentage Deduction	Haircut Amount
ChinaTrust Bank U.S.A. CD maturity 360 days	$ 30,594	0.375%	$ 115
Nasdaq warrants- private placement	38,300	100.000%	38,300
			$ 38,415

Aggregate Indebtedness

Accrued expenses	$ 35,663
Accrued corporate taxes	34,356
Accrued payroll and profit sharing costs	150,456
	$ 220,475

See independent auditors' report.

FIRSTRADE SECURITIES, INC.

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

JUNE 30, 2004

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firstrade Securities, Inc. for the year ended June 30, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 5, 2004